

Our Global Reach

Successful collaborations improve access

	2007	2006	2005
Net Revenues	$ 19,320	$ 14,824	$ 11,162
Net Income (Loss)	1,694	282	(1,356)
Net Income (Loss) per Common Share	0.06	0.01	(0.07)
Selling, General and Administrative Expenses	5,892	4,820	4,958
Weighted Average Common Shares Outstanding	26,399	26,495	23,095
Preferred Shares Outstanding	529	529	529

Years Ended September 30 — *In thousands, except per share data*


20000
18000
16000
14000
12000
10000
8000
$ 19,320
$ 14,824
$ 11,162
$ 9,046
$ 8,962
2003
2004
2005
2006
2007

Net Revenues
In thousands


26000
24000
22000
20000
18000
16000
14000
12000
25,900
19,619
13,358
12,182
13,895
2003
2004
2005
2006
2007

Unit Sales
In thousands


2000
1500
1000
500
0
-500
-1000
-1500
-2000
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$ 1,694
$ 282
$ (1,356)
$ (2,019)
$ (2,370)
2003
2004
2005
2006
2007

Net Income (Loss)
In thousands

Contents

2007 marked a record Female Health Company (FHC) contribution in the struggle to control a global pandemic and improve the health of women worldwide.

Recent UN estimates tell us more than 33 million people worldwide are infected with HIV/AIDS and more than 2 million die annually from HIV-associated conditions. Since no cure for HIV/AIDS exists and attempts to create vaccines and microbicides have not succeeded, preventive approaches such as condoms are more important than ever.

Prevention reduces health care costs and human suffering. In fiscal year 2007, FHC distributed our products to 75 countries for use in reducing the spread of AIDS.

On firm financial footing, as demonstrated by the following highlights, FHC continues to address the strong global need for the FC Female Condom:

- **In FY2007, revenues rose 30 percent and unit sales were up 32 percent.**
- **Net income totaled $1,693,913, up 501 percent vs. $282,026 in 2006.**
- **Ending the year with no debt, FHC had $900,000 in cash and equivalents after expenditures of $1,400,000, including $1,000,000 for FC2 manufacturing expansion and $400,000 for the repurchase of FHC shares.**
- **FHC stock closed the fiscal year at $2.35/share, up 77 percent compared to $1.33/share a year ago. Institutional ownership increased from 2 percent to about 10 percent.**
- **On July 9 we achieved a long-term goal by being listed on the American Stock Exchange (symbol: FHC).**
- **A stock repurchase program, initiated in January 2007, will continue through December 31, 2008. FHC may purchase up to 1 million shares.**

This year's annual report focuses on how we initiate and maintain collaborative relationships to improve health and grow FHC as an organization. Our team members are working in nearly all regions of the world, partnering with organizations from Brazil to Cambodia, from the United Kingdom to India, from New York to South Africa.

We are increasing capacity to meet growing global demand. To support the recent international launch of FC2, our second-generation product, we recently increased manufacturing capacity in Kuala Lumpur, Malaysia. FC2 is more economical to produce and therefore more affordable. This advance results in increased FC2 Female Condom access to women who want and need it.

To you, our shareholders, I thank you for your belief in what FHC delivers. Given the gravity of the HIV/AIDS pandemic, our results are an indicator of the even greater contribution we intend to make to world health in the coming years.

O.B. Parrish
Chairman and Chief Executive Officer

Right: An exterior view of FHC's newly opened production facility in Selangor D.E. Malaysia.


THE FEMALE HEALTH COMPANY
CHICAGO USA / LONDON UK



Above: FHC has a record for high-quality manufacturing.

Right: The FC2 production team (from left to right) Suren, general manager; Jeyaraj, senior quality engineer; Segeran, production manager; Selvam, warehouse executive; and Anthony, shift manager.



Increasing FC2 capacity and global outreach.

Manufacturing Change

"Demand for our products is rising because women need protection from HIV and AIDS."

- O.B. Parrish, FHC chairman and chief executive officer

Affordability and improved access go hand in hand. Lower per-unit manufacturing costs and related price reductions for FC2, our second-generation product, permit a growing percentage of the world's women to have greater options for disease prevention and improved reproductive health.

FC2 has been designed to look like FC1 and perform to standards set by FC1, which has become firmly established throughout the world with a demonstrated reputation of safety and effectiveness. FC2 is made of a nitrile polymer and is formed by dipping, rather than fabricating multiple polyurethane components, as is the case with FC1. Hence, manufacturing FC2 is simpler and less costly, particularly for high-volume production runs.

Clinical data shows that FC1 and FC2 are functionally equivalent when used correctly and consistently. Based on a detailed assessment, the World Health Organization stated in 2006 that FC2 is acceptable for bulk procurement by UN agencies subject to the standard measures applied prior to procurement.

Approvals of FC2 are steadily increasing. The European Union, Brazil and India have approved the new product.

Anticipating growing demand, FHC has moved Malaysian operations to a larger factory in Selangor D.E. "We are in the process of doubling FC2 capacity, up to a capacity of 30 million per year," according to Michael Pope, vice president and general manager of FHC-UK. "The new factory has space for many times this production output, and FHC will steadily increase capacity as needed."

Pope travels between FHC production facilities in the United Kingdom, where FC1 is manufactured, and Malaysia, where FC2 is produced. Mike also serves as director of the Female Health Company (M) Sdn. Bhd., and as the director of FHC Plc in the UK.

FHC continues to register FC2 in countries to increase distribution, and therefore make Female Condoms more affordable worldwide. FHC has initiated discussions with the U.S. Food & Drug Administration (FDA) regarding the path to approval for distribution in the United States. Until the second-generation model is approved, FHC continues to sell FC1 to city and state public health clinics, as well as not-for-profit organizations such as Planned Parenthood.

Distribution of FC2 worldwide was a focus of a semi-annual meeting, held in June 2007 in Cape Town, of FHC's Global Public Sector (GPS) team. Team members prioritized product programming efforts in their regions in anticipation of increased public sector purchases of Female Condoms.

"Programming goes hand-in-hand with Female Condom introduction and distribution," according to Mary Ann Leeper, FHC director, senior strategic advisor and spokesperson. "This is a new product to many women, and they appreciate guidance in using it, understanding how it can help to protect them from sexually transmitted diseases, including HIV/AIDS as well as pregnancy. It is their product, their protection."

Helping to promote and fund usage of FC2 are a variety of international organizations, including the UK-based Department for International Development (DFID), Population Services International (PSI) and international foundations.

Robert Nelson, who joined FHC as Director of Program and Sales, is based in London and manages the GPS team. "My role is to create collaborative relationships with these organizations. I work with GPS team members around the world to build support with a wide variety of civil society organizations. I also work with commercial distributors, thus increasing distribution points and FC2 accessibility."

One of the most important organizations the GPS team works with is the United Nations Population Fund (UNFPA). UNFPA identifies areas of need, where HIV/AIDS rates are high. FHC works to improve access in these target countries.

The following pages provide examples of how GPS team members are working to improve access to FC products and programs in many parts of the world.

Right: Doreen Shokane explains Female Condoms to vendors who sell handmade crafts and souvenirs to tourists at roadside stops. Shokane works as the sexually transmitted infections (STI) coordinator for Limpopo, one of South Africa's nine provinces.





Left: Katy Pepper, center, discusses the design of instructional materials to promote proper Female Condom usage with Simone Martins, left, and Andre Plant, an artist and graphic designer.

Right: Dr. Chris Oyeyipo of Nigeria, with the United Nations Population Fund, attended a South African workshop on planning strategies for national condom programs.


AIDS DAY
the FEMALE CONDOM

Collaborating with local leaders to change behaviors.

South Africa

"What really matters are small acts of kindness, such as protecting yourself."

- *Nelson Mandela, Johannesburg, Dec. 1, 2007*

When public health money for treatment is severely limited, prevention and changing behaviors are critical strategies to battle the pandemic and improve women's health.

Katy Pepper, Team Manager for FHC's Global Public Sector (GPS) team, is based in South Africa and has worked for FHC for five years. "We continue to work alongside NGOs [non-governmental organizations] in the villages and with the South Africa Health Department," she says. "We train people in NGOs to be resources for their communities."

One inspiring NGO she has worked with is AIDS Alive, based in Khayelitsha, a poor, largely black township near Cape Town with more than a half-million people and an unemployment rate of 40 percent. While male condoms are made widely available, condoms for women are usually distributed at understaffed health clinics. The overworked nurses have little time to counsel patients.

Eleanor Sophili of AIDS Alive says some women in her community are suffering because men don't want to wear condoms. FC gives them a chance to protect themselves. Levels of rape in South Africa remain extremely high, and females of all ages — even children, sadly — need access to protection.

Pepper's team spent time with AIDS Alive volunteers to communicate how FCs are used and to brainstorm ways to distribute them more effectively. AIDS Alive now regularly distributes a significant number of Female Condoms free each month. "We target passers-by in busy areas like the taxi station," Sophili says. "We explain what the Female Condom is and how it works."

In a country striving to strengthen an overburdened public health system, the costs of treatment are often prohibitive. Even though more South Africans with HIV/AIDS are receiving antiretrovirals, many more are on waiting lists. As Nelson Mandela said on World AIDS Day 2007 in Johannesburg, it is "alarming that for every person who receives treatment, there are four others who are newly infected."

Sub-Saharan Africa has more than two-thirds of the world's HIV/AIDS cases, and South Africa is the nation with the world's highest number of HIV infections, according to the *2007 AIDS Epidemic Update* released by UNAIDS and the World Health Organization.

Of an estimated 48 million people, 5.5 million South Africans are infected with the virus. To put these statistics in global perspective, if every nation in the world had the same percentage (11.4 percent) of HIV infection, there would be about 750 million cases rather than the most current UN estimate of 33 million.

It is more cost-effective and humane to prevent illnesses than to treat them, especially when cures are unavailable, as is the case with AIDS. Condoms and prevention program strategies are vitally important, especially given the discontinued microbicide and HIV vaccine trials in South Africa.

In sub-Saharan nations, prevention and changed behaviors are the principal ways the pandemic can be fought now. Rates of HIV infection remain extremely high in Lesotho and Swaziland, two land-locked nations within South Africa's borders; high in nations bordering South Africa (Mozambique, Zimbabwe, Botswana and Namibia); and high throughout sub-Saharan Africa. The GPS team works closely with people at local levels to educate and devise effective strategies for distribution and training.


RESPEC
YOURSELF,
PROTECT
YOURSELF
1-800-541-AIDS

Right: The HIV/AIDS epidemic is disproportionately affecting minority communities, particularly African Americans. The New York State Department of Health's HIV/AIDS Transmission, Prevention & Awareness Program created this poster.



Left: A health educator with the AIDS Institute, affiliated with the New York State Health Department and Columbia University, conducts a training session, one of 60 in which the Female Condom was demonstrated.


FC Fen.
Health
& Wellness
PLAY
email
get link
get code
MENU

Right: Jack Weissman, vice president of U.S. sales for FHC, demonstrates the Female Condom to visitors of a Web-based information and entertainment channel (www.rolllingout.com).

New York City

"The NYC Commission on HIV/AIDS recommends that NYC greatly increase the availability of both male and female condoms in a wide variety of locations."

- 2005 Report of the New York City Commission on HIV/AIDS

The City of New York has aggressively targeted reduction of HIV infections. Male and female condoms are being distributed free through clinics, bars, restaurants and community groups. Several million condoms were distributed in 2007, including a giveaway at Yankee Stadium.

The Female Condom is being made available in about 65 sites within the five boroughs of New York City. It is being distributed as part of New York's Female Condom Education and Distribution Project, being conducted by the Bureau of HIV/AIDS Prevention and Control.

"Under the tutelage of Mayor Michael Bloomberg, New York City determined that their prevention program could become a model program for other cities," according to Jack Weissman of FHC. Weissman is the vice president of sales and has worked with public sector groups and non-governmental organizations throughout the United States.

One persuasive statistic Weissman uses in working with public health leaders is, "When FC is incorporated as an option in any prevention program, studies show that safer sex acts increase from 15 to 30 percent."

In addition to promoting public health, the distribution of condoms in New York is increasing visibility of FC, not merely among clients of public health clinics but also among members of the general public able to afford FC purchases. As a result, Weissman expects increased demand from individual consumers, making a case for FC to be carried on retail drugstore shelves along with male condoms.

"When a Female Condom is offered at no charge in a public health program, it's a sampling opportunity," he explains. "Recipients may not need to go to a public clinic the next time and instead might walk into a drugstore and purchase one."

While many Americans have ceased to be alarmed about the HIV/AIDS epidemic, it is a continuing problem in cities and increasingly affects racial minorities. "We are focusing a great deal on the African American community now," Weissman says.

According to *2007 AIDS Epidemic Update*, "Racial and ethnic minorities continue to be disproportionately affected by the HIV epidemic in the United States. Although African Americans represent about 13 percent of the population, they accounted for 48 percent of new HIV or AIDS diagnoses in 2005."

Among U.S. women, black women represent the majority of new HIV and AIDS cases. *Essence* magazine, based in New York City and described as the "premier lifestyle publication for African American women," reported extensively on high rates of infection in its October 2007 issue and mentioned the value of using Female Condoms.

The incidence of HIV/AIDS, while high in New York City, is even higher in the nation's capital, Washington, D.C., which is nearly 60 percent African American. Among women in the District of Columbia who tested positive for HIV/AIDS, an extremely high percentage — nine out of 10 — are African American. The most recent DC Appleseed report states, "The disease remains a direct public health threat across the city."

Public health authorities in major U.S. urban centers will be watching to see if New York's assertive approach to condom distribution and prevention helps control the HIV/AIDS epidemic and reduces the incidence of other sexually transmitted diseases.



Right: Anne Cuisard, president of Terpan, displays products at a French conference to encourage FC usage and prevention.


www.condomerie.com
CONDOMERIE

Left: Condomerie, FHC distributor in the Netherlands, uses colourful and artistic ways to promote safer sex at the SOAIDS conference.



Right: Taina Nakari meets with Mebrahtom Haile of the Ethiopian Federal Ministry of Health (left) and Dr. Michael Tekie of UNFPA (right) during a Training for Trainers held in Nazret, Ethiopia.

Empowering women on public and private fronts.

France

"The most sympathetic of men never fully comprehend the concreted situation of women."

- Author Simone de Beauvoir

The Female Condom has enjoyed a success in France not equaled in any other European nation. About 6.5 million FCs have been distributed in the past 10 years, and 2007 marked a 50 percent increase over average sales for the previous three years, up to 1.7 million units, 50 percent of which were FC2.

Female Condoms are distributed in France to family planning associations and related organizations, which distribute them free of charge to clients. In addition, FCs are sold commercially at pharmacies.

Taina Nakari, who resides in France and is a member of the GPS team, surmises that the success might be a result of "a tradition of women's liberation," which has created a sizable market for a product that women can obtain for their own protection.

Undoubtedly, the French government's commitment to promote Female Condoms as an additional means of protection for women has contributed to the success. While visiting France's leading HIV research hospital, President Nicolas Sarkozy on World AIDS Day called the battle against HIV/AIDS "absolutely fundamental."

In France women account for about 42 percent of new HIV infections. The highest infection rates are among commercial sex workers, intravenous drug users and female immigrants, particularly from Sub-Saharan African nations.

FC promotions have included training for health professionals and personnel of non-governmental organizations and community based organizations. In 2003 a national campaign promoted Female Condoms through pharmacies in targeted areas. The campaign included price reductions and promoted greater awareness of how condoms can reduce HIV infections. In addition, public service campaigns urged women to talk to physicians and gynecologists about condom usage. The campaign was extended to the French territories in the Americas, where HIV infection rates remain relatively higher than in France.

Another national campaign in 2005 provided health professionals with instructions on counseling clients on Female Condom use. Campaign organizers developed an education package, including general information on Female Condoms, an insertion guide in several languages and FCs. These packages have been distributed to health service providers, especially in the maternity and child centers, and to pharmacies, gynecologists and other physicians.

One of FHC's most valuable partners in France is Terpan, a social marketing organization founded in 1986. Terpan develops educational materials and generates demand for the FC in the commercial sector. Terpan has also worked in partnership with the Ministry of Health in the public sector.

Both private and public distribution sites have increased access to FC. It is now widely accepted in France that FC provides a necessary alternative for women and has increased the number of protected sexual acts nationwide.

FHC's Female Condom was introduced in France 10 years ago. The same year, 1997, marked the first year heterosexual transmission became the primary route of spreading the HIV/AIDS infection in France.

As GPS team program advisor for East/West Africa and Europe, Nakari spends much of her time with existing and potential FC program planners and implementers in Western, Central and Eastern Africa. A native of Finland, she speaks French and English fluently, enabling her to work with public health leaders in English- and French-speaking countries.

Recently Nakari has been working with the Ministries of Health and other stakeholders to develop national condom strategies for Nigeria, Ethiopia and Senegal. After collaborating with local officials and finalizing strategies, she continues to offer technical assistance on how to execute the strategy, and implement condom promotion, training and distribution.

Right: The FHC logo packaging is familiar, with "Preservativo Feminino" being the name the product is called in South America's largest nation, where Portuguese is the dominant language.


PRESERVATIVO FEMININO
PRESERVATIVO FEMININO



Left: At a training session, Simone Martins of FHC explains proper usage of the Female Condom. Emphasizing prevention, Martins says, "We especially need to work with youth – a huge population."

Right: Martins, second from left, poses with Guyana representatives at a United Nations Population Fund event. Martins is expanding FHC outreach to countries north of her home country, Brazil, to nations such as Guyana and into the Caribbean.



Sustaining the momentum and expanding into the Caribbean.

Brazil

"The denial and the stigma that you find attached to sexual health issues in so many places isn't found in Brazil."

- Sonia Correa, an AIDS activist in Rio de Janeiro

Brazil for many years has taken an aggressive approach to fighting sexually transmitted diseases, particularly HIV/AIDS. Male and female condoms are freely provided, and anti-retrovirals are distributed free of charge to Brazilian citizens with HIV/AIDS.

Simone Martins, FHC program advisor for Latin America, Central America and the Caribbean, lives in Sao Paulo, Brazil's largest city. While the treatment side is admirable, Martins works to keep the prevention side from stalling. The number of people infected, approximately 0.6 percent of the population, is a level that has remained fairly constant in recent years.

Since free antiretrovirals in Brazil have made the illness seem manageable, it is important to find new ways to prevent the disease from occurring. "We especially need to work with youth – a huge population," she says. "We want to work with this population to create a 'Condom Generation'."

One of the achievements Martins helped accomplish in 2007 was working with FHC's distributor to gain regulatory approval to distribute FC2 in Brazil. The National Agency of Sanitary Surveillance successfully registered FC2 in Brazil in April 2007 after stringent testing and analysis of technical documentation.

Making FC2 available in Brazil may avert hundreds to thousands of HIV infections annually, at an incremental cost to government or donors that is less than that of antiretroviral therapy.

While the emotional toll of averting illness cannot be quantified, the financial value of preventative efforts can be. A study published in *AIDS* in October 2006 projected that if 26.2 million FC2 Female Condoms were distributed in Brazil, 600 HIV infections would be averted. If 84.8 million condoms were distributed, 2,000 new HIV infections would be prevented. In total, the savings in Brazil alone could range from $1.1 million to $27 million.

Martins, who speaks Portuguese, Spanish and English, has worked with FHC for 10 years; first by supporting efforts while with FHC's distributor and more recently as an FHC employee. She has built a solid network of contacts and understands the systems and strategies to get things done in Brazil.

In 2007, Simone was the focal point in Brazil for contracting with a new distributor, Semina Industria e Comercio Ltda, which holds both FC1 and FC2 registrations in Brazil.

Now she is expanding her sphere of influence to other parts of Latin America, as well as the Caribbean. In 2007, she met with key representatives from the United Nations Population Fund (UNFPA) in Jamaica to discuss the Female Condom Initiative in that region. UNFPA is focusing attention on the Caribbean, which has many small countries in terms of population, but where HIV incidence rates are often high.

Brazil's liberal attitudes toward sex are not found in most other Latin American countries or the Caribbean. Whereas condoms are promoted on billboards in Brazil, the subject of sexually transmitted disease is likely to be a taboo for many people, especially women, in many nations.

"In Latin America, and in parts of the Caribbean, women depend on men for everything," Simone says. "It is very difficult to change behavior. It's not something you can do in a day."

Understanding each country's culture and sexual mores will be critical to FHC reaching women across Latin America and the Caribbean, and helping them discuss their reproductive health needs and work together for improved health.

Right: Mother and child pictured on the street in Phnom Penh, Cambodia. In 2007, FHC's Asia program advisor relocated from India to Cambodia.





Left: Esther Bayliss of FHC meets young Cambodian women to discuss reproductive health, disease prevention and the Female Condom.

Right: Effective prevention campaigns take the message to where it is needed most. Robert Nelson (back row) of FHC meets with members of the FC project's target population in the Vellore district of India.



Improving access in nations with centuries-old traditions.

Asia

"The condom is the enemy of HIV. If we can save lives with a condom, let discordant couples use it."

- *Bangladeshi sheik Abul Kalam Azad*

A prominent news story near the end of 2007 reported that the United Nations and World Health Organization had substantially reduced their estimate of HIV infections worldwide. One of the major factors for the revision, from 39.5 million to 33 million worldwide, was a massive correction in India's incidence rate.

In 2007, India, using revised methodology, dropped its estimate from nearly 6 million to 2.5 million, accounting for the largest share of the readjusted UNAIDS/WHO estimate of 33 million.

"There are, thankfully, glimmers of hope that the epidemic is beginning to wane," the *New York Times* editorialized on November 23, 2007, but added, "The devastation is stabilizing at an unacceptably high level." In other words, whether the world has "only" 33 million cases of HIV/AIDS does not mean victory is in sight.

Working to bring down the unacceptably high levels of the virus is one of FHC's objectives. Esther Bayliss, Asia program advisor with FHC, spent most of her efforts in 2007 in India. She provided technical assistance to Hindustan Latex Family Planning and Promotion Trust. The Trust works in partnership with UNFPA and the National AIDS Control Organisation to socially market FC to key populations in six states of India with high HIV prevalence. In another two states, the Trust has also been socially marketing FC to the general population.

"Capacity building and designing effective behavior-change communication strategies have been the key focus of initial FC program activities in India," she reports.

Initial impact data suggests FC has been well accepted in situations where a male condom cannot be used, thereby reducing the number of unprotected sexual encounters. FC provides women with an option to protect and empower themselves. Activities will be scaled up in India in 2008.

FHC is partnering with Hindustan Latex Limited (HLL), a government of India enterprise, to manufacture FC2 in India. HLL, which is FHC's exclusive distributor in India, has introduced FC1 to consumers under the name Confidom Passion Rings. HLL markets the product as India's first Female Condom for safe sex and contraception. Confidom is available in more than 20 cities, including Bangalore, Chennai, Madras, Mumbai, New Delhi and Pune. The second-generation model, FC2, will be distributed in India starting in 2008.

Bayliss relocated from India to Cambodia in 2007, and is working to expand public sector initiatives in Southeast Asian nations such as Cambodia, Papua New Guinea, Thailand, Myanmar and Viet Nam, where HIV incidence is rising. "The estimated number of people living with HIV in Viet Nam has more than doubled between 2000 and 2005 from 120,000 to 260,000," according to *2007 AIDS Epidemic Update*.

"Some people expect the Female Condom to be a panacea for HIV/AIDS," she says, explaining that it is one of multiple tools in the arsenal to reduce STDs and improve reproductive health. "When you have more options," she notes, "you have more choices and more protected sex acts."

One of the factors making it difficult to promote Female Condom usage is the inequality in male-female relationships. "We're not at a stage in Cambodia where we can promote the Female Condom as a tool for assertive women," she says. "That social environment doesn't apply here. There are many issues that will need to be addressed before we can position it as an empowering tool for women."

The spread of HIV in Indonesia, the world's most populous Muslim nation, is among the fastest growing in Asia, according to *2007 AIDS Epidemic Update*. Indonesia marked World AIDS Day 2007 with the launch of its first national campaign to promote condoms, which currently account for less than 1 percent of contraception use. The campaign is expected to include distribution, education on safer-sex practices, and an official plea to reduce the stigma of condom use.

Many of the quotes and statistics in this report exist in multiple locations on the World Wide Web. If a particular Web address listed below is no longer accurate or available to nonsubscribers, a keyword search using relevant dates and terms will likely yield links to supporting documents.

South Africa *page 5*

The Nelson Mandela quotes are from a *Mail & Guardian* online report, December 2, 2007, headlined "Fight Against AIDS," written by Michael Smith.

New York City *pages 6-7*

Respect Yourself, Protect Yourself poster adapted with permission from the New York State Department of Health AIDS Institute.

Center photo courtesy of the New State Department of AIDS Institute; George Dowse, photographer; James Tesoriero, Ph.D., director, Office of Program Evaluation and Research; Dara Shapiro, MPH, assistant director, HIV Education & Training Programs; Lisa Skill, M.S., senior education specialist, HIV/AIDS Training Project, State University of New York.

Statistics on HIV rates in Washington, D.C., are from "Study Calls HIV in DC a 'Modern Epidemic'," Susan Levine, November 26, 2007, *Washington Post.*

France *page 9*

The quote from President Nicolas Sarkozy, mentioned in an AFP report dated December 1, 2007, was included in numerous World AIDS Day articles.

Brazil *page 11*

The Sonia Correa quote is from the article, "Where Prostitutes Also Fight AIDS: Brazil's Sex Workers Hand Out Condoms, Crossing U.S. Ideological Line," by Monte Reel, *Washington Post* Foreign Service, March 2, 2006.
<http://www.washingtonpost.com/wp-dyn/content/article/2006/03/01/AR2006030102316.html>

Asia *page 13*

The Abul Kalam Azad quote is from "Positive Fatwas: Using Religious Rulings in the AIDS Struggle," published in multiple locations.
<http://www.plusnews.org/report.aspx?ReportID=75728>

Indonesia's launch of a national campaign to promote condoms was mentioned in "Signs of Progress on World AIDS Day," *Mail & Guardian* online news service, December 1, 2007.
<http://www.mg.co.za/articlepage.aspx?area=/breaking_news/breaking_news__international_news/&articleid=326542 &referrer=RSS>

Financial Review

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Overview

The Company manufactures, markets and sells the FC Female Condom, the only FDA-approved product under a woman's control which provides dual protection against unintended pregnancy and sexually transmitted diseases, including HIV/AIDS. During 2003, the Company started developing a second generation Female Condom, FC2, which was completed in 2005. The first substantial sales of FC2 occurred in the second quarter of fiscal 2007. The Company believes that FC2 will result in a significant reduction in production costs and accelerate growth.

Revenues. The Company's revenues are derived from sales of the Female Condom, its only product, and are recognized upon shipment of the product to its customers. The Company's strategy is to develop a global market and distribution network for its product by establishing relationships with public sector groups and completing partnership arrangements with companies with the necessary marketing and financial resources and local market expertise. The Company's customers include the following:

- The Company sells the Female Condom to the global public sector under the umbrella of its agreement with UNAIDS. This agreement facilitates the availability and distribution of the Female Condom at a reduced price based on the Company's cost of production. The current price per unit ranges between £0.42 and £0.445 (British pounds sterling), or approximately $0.84 to $0.89, depending on contractual volumes. Currently, the Female Condom is available in over 90 countries through public sector distribution.
- The Company also sells FC to the U.S. Agency for International Development (USAID) for use in USAID prevention programs in developing countries.
- The Company sells the Female Condom in the United States to city and state public health clinics as well as not-for-profit organizations such as Planned Parenthood.
- The Company markets FC directly in the United Kingdom. The Company has distribution agreements with commercial partners which market directly to consumers in 15 countries, including the United States, Brazil, Canada, Mexico, Spain, France, Japan and India. These agreements are generally exclusive for a single country. Under these agreements, the Company manufactures and sells the Female Condom to the distributor partners, who, in turn, market and distribute the product to consumers in the established territory.

Significant quarter to quarter variations may result from time to time due to the timing and shipment of large orders and not any fundamental change in the Company's business. Because the Company manufactures its original Female Condom (FC1) in a leased facility located in London, England and FC2 in a leased facility located in Malaysia, a portion of the Company's operating costs occur in foreign markets. While a material portion of the Company's future sales are likely to be in foreign markets, all sales are denominated in British pounds sterling or United States dollars. Manufacturing costs and sales to foreign markets are subject to normal currency risks associated with changes in the exchange rate of British pounds sterling relative to the United States dollar. For 2007, 53 percent of the Company's net revenues, 85 percent of the Company's cost of products sold and 34 percent of the Company's operating expenses were affected by changes in the exchange rate of British pounds sterling relative to the United States dollar. On an ongoing basis, management continues to evaluate the Company's commercial transactions and is prepared to employ currency hedging strategies when it believes such strategies are appropriate. For 2006, the Company estimated that the net adverse impact of the exchange rate fluctuations was not significant. For 2007, the net adverse impact of the exchange rate fluctuations was about $414,000.

Expenses. The Company manufactures FC1 at its facility located in the United Kingdom and FC2 at its facility located in Selangor D.E., Malaysia. The Company's cost of goods sold consists primarily of direct material costs, direct labor costs and indirect production and distribution costs. Direct material costs include raw materials used to make the Female Condom, principally polyurethane for FC1 and a nitrile polymer for FC2. Indirect product costs include logistics, quality control, and maintenance expenses, as well as costs for helium, nitrogen, electricity and other utilities. All of the key components for the manufacture of the Female Condom are essentially available from either multiple sources or multiple locations within a source.

The Company has experienced increased costs of products, supplies, salaries and benefits, and increased general and administrative expenses. In 2006 and 2007, the Company has, where possible, increased selling prices to offset such increases in costs.

As noted above, the Company's manufacturing costs are subject to currency risks associated with changes in the exchange rate of British pounds sterling relative to the United States dollar. To date, the Company's management has not deemed it necessary to utilize currency hedging strategies to manage its currency risks. A decrease of the value of the U.S. dollar compared to British pounds sterling has the effect of increasing the Company's cost of sales and decreasing its gross profit margin.

Operating Highlights. The Company's net revenues have increased in recent periods. The Company had net revenues of $19,319,889 in the fiscal year ended September 30, 2007 as compared to net revenues of $14,824,242 in the fiscal year ended September 30, 2006.

The Company used $42,047 in its 2007 operations versus generating cash flow of $0.3 million from operations during the fiscal year ended September 30, 2006.

The Company had net income attributable to common stockholders of $1,532,665 or $0.06 per share in fiscal 2007. In fiscal 2006, the Company had net income attributable to common stockholders of $120,778 or $0.01 per share.

Results of Operations

Fiscal Year Ended September 30, 2007 ("2007") Compared to Fiscal Year Ended September 30, 2006 ("2006")

The Company had net revenues of $19,319,889 and net income attributable to common stockholders of $1,532,665 or $0.06 per share in 2007 versus net revenues of $14,824,242 and net income attributable to common stockholders of $120,778 or $0.01 per share in 2006.

Gross profit increased $1,666,905, or 30 percent, to $7,156,315 for 2007 from $5,489,410 for 2006. The increase was a result of improved FC margins as overhead was spread over a higher number of units and the introduction of the more profitable second generation product, FC2.

Net revenues increased $4,495,647, or 30 percent, in 2007 over the prior year, reflecting increased demand from global public sector customers.

Cost of goods sold increased $2,828,742, or 30 percent, to $12,163,574 for 2007 from $9,334,832 for 2006. The increase in cost of products sold is a result of a significant increase in volume and a slight increase in manufacturing costs.

Advertising and promotional expenditures decreased $38,626 to $179,874 for 2007 from $218,500 for 2006. The reduction relates to the public relations program to promote FC2 and communicate the Company's global contribution to women's health.

Selling, general and administrative expenses increased $1,072,246, or 22 percent, from $4,819,679 in 2006 to $5,891,925 in 2007. The increase resulted from expansion of the Global Public Sector team, higher employee compensation costs, decreased expense offsets from a grant from the British Linkage Challenge Fund and a one-time fee to list the common stock on the American Stock Exchange, partially offset by lower depreciation and office expenses.

Research and development costs decreased $2,268 to $208,608 in 2007 from $210,876 in 2006. The costs in 2006 were incurred to develop commercial scale manufacturing of FC2, while fiscal 2007 expenses relate to the preparation of the application for the PMA for FC2.

The Company's operating income increased $635,553 to $875,908 in 2007 from $240,355 in 2006 due to the improved gross profit offset in part by a net increase in operating expenses. Total operating expenses increased $1,031,352 from $5,249,055 in 2006 to $6,280,407 as a result of increases in selling, general and administrative expense which were partially offset by lower advertising and promotional expenditures and decreased research and development expenses.

The Company recorded non-operating expense of $6,995 in 2007 versus non-operating income of $41,671 in 2006. The reduction in investment income resulted from a lower cash balance due to the Company's investment in manufacturing expansion and its stock repurchase program.

Under the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, an entity is able to recognize a tax benefit for current or past losses when it can demonstrate that the tax loss carryforward will be utilized before expiration. Management believes that the Company's recent and projected future growth and profitability have made it more likely than not that the Company will utilize its net operating carryforwards in the future. The Company has recorded a tax benefit in the amount of $825,000 during the year ended September 30, 2007.

Factors That May Affect Operating Results and Financial Condition

The Company's future operating results and financial condition are dependent on the Company's ability to increase demand for the Female Condom and to cost-effectively manufacture sufficient quantities of the Female Condom. Inherent in this process are a number of factors that the Company must successfully manage in order to achieve favorable future results and improve its financial condition.

Reliance on a Single Product

The Company expects to derive the vast majority, if not all, of its future revenues from the Female Condom, its sole current product. While management believes the global potential for the Female Condom is significant, the ultimate level of consumer demand around the world is not yet known.

Distribution Network

The Company's strategy is to develop a global distribution network for the Female Condom by entering into partnership arrangements with financially secure companies with appropriate marketing expertise. This strategy has resulted in numerous in-country distributions in the public sector, particularly in Africa, Latin America and recently India. The Company has also entered into several partnership agreements for the commercialization of the Female Condom in consumer sector markets around the world. However, the Company is dependent on country governments, global donors, and U.S. municipal and state public health departments to continue AIDS/HIV/STD prevention programs that include Female Condoms as a component of such programs. The Company's commercial market penetration is dependent on its ability to identify appropriate business partners who will effectively market and distribute the Female Condom within its contractual territory. Failure by the Company's partners to successfully market and distribute the Female Condom or failure of donors and/or country governments to establish and sustain HIV/AIDS prevention programs which include distribution of Female Condoms, the Company's inability to secure additional agreements with global AIDS prevention organizations, or the Company's inability to secure agreements in new markets, either in the public or private sectors, could adversely affect the Company's financial condition and results of operations.

Inventory and Supply

All of the key components for the manufacture of the Female Condom are essentially available from either multiple sources or multiple locations within a source.

Global Market and Foreign Currency Risks

The Company manufactures FC1 in a leased facility located in London, England and FC2 in a leased facility located in Malaysia. A material portion of the Company's future sales are likely to be in foreign markets. Manufacturing costs and sales to foreign markets are subject to normal currency risks associated with changes in the exchange rate of foreign currencies relative to the United States dollar. For 2007, 53 percent of the Company's net revenues, 85 percent of the Company's cost of products sold and 34 percent of the Company's operating expenses were affected by changes in the exchange rate of foreign currencies relative to the United States dollar.

For 2007, the Company estimates that the net negative impact of the exchange rate fluctuations was approximately $414,000. On an ongoing basis, management continues to evaluate its commercial transactions and is prepared to employ currency hedging strategies when it believes such strategies are appropriate. In addition, some of the Company's future international sales may be in developing nations where dramatic political or economic changes are possible. Such factors may adversely affect the Company's results of operations and financial condition.

Government Regulation

The Female Condom is subject to regulation by the FDA pursuant to the federal Food, Drug and Cosmetic Act (the "FDC Act"), and by other state and foreign regulatory agencies. Under the FDC Act, medical devices must receive FDA clearance before they can be sold. FDA regulations also require the Company to adhere to certain "Good Manufacturing Practices," which include testing, quality control and documentation procedures. The Company's compliance with applicable regulatory requirements is monitored through periodic inspections by the FDA. The failure to comply with applicable regulations may result in fines, delays or suspensions of clearances, seizures or recalls of products, operating restrictions, withdrawal of FDA approval and criminal prosecutions. The Company's operating results and financial condition could be materially adversely affected in the event of a withdrawal of approval from the FDA.

Liquidity and Sources of Capital

In fiscal year 2006, the Company generated $0.3 million in positive cash flow from operations.

In 2007, the Company's operations consumed cash of $42,047, primarily due to the timing of collection of accounts receivable. In prior years, the Company has funded operating losses and capital requirements, in large part, through the sale of preferred stock, common stock or debt securities convertible into common stock.

At September 30, 2007, the Company had working capital of $7.2 million and stockholders' equity of $7.4 million compared to working capital of $5.1 million and stockholders' equity of $4.7 million as of September 30, 2006.

The Company believes its current cash position is adequate to fund operations of the Company in the near future, although no assurances can be made that such cash will be adequate. However, if needed, the Company may sell equity securities to raise additional capital and may borrow funds under its Heartland Bank credit facility.

Presently, the Company has two revolving notes with Heartland Bank that allow the Company to borrow up to $1,500,000. These notes expire on July 1, 2008. These notes were extended under the same terms as the initial notes dated May 19, 2004, with the exception of the interest rate which has been reduced to prime plus 1 percent (prime rate was 7.75 percent at September 30, 2007). No new warrants were issued as part of the extension of these notes. These notes are collateralized by substantially all of the assets of the Company. No amounts were outstanding under the revolving notes at September 30, 2007.

As of December 15, 2007, the Company had approximately $1.8 million in cash, net trade accounts receivable of $4.1 million and current trade accounts payable of $0.8 million. Presently, the Company has no required debt service obligations.

Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation, the Company has experienced increased costs of product, supplies, salaries and benefits, and increased general and administrative expenses. In 2006 and 2007 the Company has, where possible, increased selling prices to offset such increases in costs.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The Female Health Company and Subsidiaries

We have audited the accompanying consolidated balance sheet of The Female Health Company and Subsidiaries, as of September 30, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended September 30, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Female Health Company and Subsidiaries as of September 30, 2007, and the results of their operations and their cash flows for the years ended September 30, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

As described in Notes 7 and 13 to the consolidated financial statements, on October 1, 2007, the Company changed its method of accounting for share-based payments to adopt Statement of Financial Accounting Standard No. 123 (R), and changed its method of evaluating the effects of prior year misstatements in the current year financial statements to adopt Securities and Exchange Commission Staff Accounting Bulletin No. 108.

McGladrey & Pullen, LLP

Schaumburg, Illinois
December 19, 2007

Consolidated Balance Sheet

Year Ended September 30	2007
ASSETS	
CURRENT ASSETS	
Cash	$ 799,421
Restricted cash	86,435
Accounts receivable, net of allowance for doubtful accounts of $51,000	6,080,153
Inventories	1,372,582
Prepaid expenses and other current assets	399,536
Deferred Income Taxes	825,000
Total Current Assets	**9,563,127**
OTHER ASSETS	251,536
Total Other Assets	**251,536**
EQUIPMENT AND FURNITURE AND FIXTURES	
Equipment not yet in service	444,275
Equipment, furniture and fixtures	5,967,082
	6,411,357
Less accumulated depreciation	5,032,472
Net Property, Plant and Equipment	**1,378,885**
TOTAL ASSETS	**$ 11,193,548**
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 806,134
Accrued expenses and other current liabilities	1,555,346
Preferred dividends payable	53,025
Total Current Liabilities	**2,414,505**
LONG-TERM LIABILITIES	
Deferred gain on sale of facility	1,074,339
Deferred Grant Income	257,245
Total Liabilities	**3,746,089**
STOCKHOLDERS' EQUITY	
Convertible preferred stock, Class A Series 1, par value $0.01 per share; Authorized 5,000,000 shares; issued and outstanding 56,000 shares	560
Convertible preferred stock, Class A Series 3, par value $0.01 per share; Authorized 700,000 shares; issued and outstanding 473,377 shares	4,734
Convertible preferred stock, Class B, par value $0.50 per share; Authorized 15,000 shares; no shares issued and outstanding	–
Common stock, par value $0.01 per share; Authorized 38,500,000 shares; issued and outstanding 26,437,908 shares	264,379
Additional paid-in capital	64,954,610
Accumulated other comprehensive income	1,051,156
Accumulated deficit	(58,428,233)
Treasury stock, at cost, 173,400 shares of common stock	(399,747)
Total Stockholders' Equity	**7,447,459**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 11,193,548**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

Years Ended September 30	2007	2006
NET REVENUES	$ 19,319,889	$ 14,824,242
COST OF PRODUCTS SOLD	12,163,574	9,334,832
GROSS PROFIT	**7,156,315**	**5,489,410**
OPERATING EXPENSES:		
Advertising and promotion	179,874	218,500
Selling, general and administrative	5,891,925	4,819,679
Research and development costs	208,608	210,876
Total Operating Expenses	**6,280,407**	**5,249,055**
OPERATING INCOME	**875,908**	**240,355**
NONOPERATING (EXPENSE) INCOME:		
Interest expense	(17,279)	(11,250)
Interest and other income	78,197	65,267
Foreign currency translation loss	(67,913)	(12,346)
Total Nonoperating (Expense) Income	**(6,995)**	**41,671**
INCOME BEFORE INCOME TAXES	**868,913**	**282,026**
Income tax benefit	(825,000)	–
NET INCOME	**1,693,913**	**282,026**
Preferred dividends, Class A Series 1	11,201	11,201
Preferred dividends, Class A Series 3	150,047	150,047
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 1,532,665	$ 120,778
NET INCOME PER BASIC COMMON SHARE OUTSTANDING	$ 0.06	$ 0.01
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	24,952,440	23,801,167
NET INCOME PER DILUTED COMMON SHARE OUTSTANDING	$ 0.06	$ 0.01
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	26,398,565	26,494,568

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2007 and 2006

	Class A Series 1 Preferred Stock	Class A Series 3 Preferred Stock	Class B Preferred Stock	Common Stock	Additional Paid-In Capital	Unearned Consulting Fees	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2005 (balance forwarded)	**$ 560**	**$ 4,734**	**$ –**	**$ 234,973**	**$ 62,836,236**	**$ (105,449)**	**$ –**	**$ 315,075**	**$ (59,944,228)**	**$ (32,076)**	**$ 3,309,825**
Issuance of 170,000 shares of Common Stock for consulting services	–	–	–	1,700	283,300	(285,000)	–	–	–	–	–
Issuance of 1,000 shares of Common Stock upon exercise of stock options	–	–	–	10	1,390	–	–	–	–	–	1,400
Issuance of 462,875 restricted shares of Common Stock	–	–	–	4,629	704,259	–	(839,800)	–	–	–	(130,912)
Issuance of 75,000 shares of Common Stock as bonus	–	–	–	750	123,100	–	–	–	–	–	123,850
Issuance of 110,154 shares of Common Stock as payment of Preferred Stock dividends	–	–	–	1,102	148,924	–	–	–	–	–	150,026
Issuance of 200,000 Common Stock warrants for consulting services	–	–	–	–	194,035	–	–	–	–	–	194,035
Preferred Stock dividends	–	–	–	–	–	–	–	–	(161,248)	–	(161,248)
Amortization of deferred compensation	–	–	–	–	–	–	390,475	–	–	–	390,475
Amortization of unearned consulting fees	–	–	–	–	–	329,449	–	–	–	–	329,449
Comprehensive income:											
Net income	–	–	–	–	–	–	–	–	282,026	–	282,026
Foreign currency translation adjustment	–	–	–	–	–	–	–	283,399	–	–	283,399
COMPREHENSIVE INCOME											565,425
BALANCE AT SEPTEMBER 30, 2006	**$ 560**	**$ 4,734**	**$ –**	**$ 243,164**	**$ 64,291,244**	**$ (61,000)**	**$ (449,325)**	**$ 598,474**	**$ (59,823,450)**	**$ (32,076)**	**$ 4,772,325**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2007 and 2006

	Class A Series 1 Preferred Stock	Class A Series 3 Preferred Stock	Class B Preferred Stock	Common Stock	Additional Paid-In Capital	Unearned Consulting Fees	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2006 (balance forwarded)	**$ 560**	**$ 4,734**	**$ –**	**$ 243,164**	**$ 64,291,244**	**$ (61,000)**	**$ (449,325)**	**$ 598,474**	**$ (59,823,450)**	**$ (32,076)**	**$ 4,772,325**
Cumulative effect of accounting change for SAB 108	–	–	–	–	137,448	–	–	–	(137,448)	–	–
Adoption of FAS 123R	–	–	–	–	(510,325)	61,000	449,325	–	–	–	–
Share-based compensation	–	–	–	585	616,046	–	–	–	–	–	616,631
Issuance of 1,782,645 shares of Common Stock for Warrant Settlement Program	–	–	–	17,826	(17,826)		–	–	–	–	–
Issuance of 150,000 shares of Common Stock for consulting services	–	–	–	1,500	230,500	–	–	–	–	–	232,000
Issuance of 61,397 shares of Common Stock as payment of preferred stock dividends	–	–	–	614	111,613	–	–	–	–	–	112,227
Issuance of 69,000 shares of Common Stock for options exercised	–	–	–	690	95,910	–	–	–	–	–	96,600
Stock repurchase – 173,400 Treasury Shares	–	–	–	–	–	–	–	–	–	(367,671)	(367,671)
Preferred Stock dividends	–	–	–	–	–	–	–	–	(161,248)	–	(161,248)
Comprehensive income:											
Net income	–	–	–	–	–	–	–	–	1,693,913	–	1,693,913
Foreign currency translation adjustment	–	–	–	–	–	–	–	452,682	–	–	452,682
COMPREHENSIVE INCOME											2,146,595
BALANCE AT SEPTEMBER 30, 2007	**$ 560**	**$ 4,734**	**$ –**	**$ 264,379**	**$ 64,954,610**	**$ –**	**$ –**	**$ 1,051,156**	**$ (58,428,233)**	**$ (399,747)**	**$ 7,447,459**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended September 30	2007	2006
OPERATING ACTIVITIES		
Net income	$ 1,693,913	$ 282,026
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation	133,657	63,004
Amortization of patents	—	43,809
Increase in inventory obsolescence reserve	10,035	26,245
Increase in (recovery of) allowance for doubtful accounts	1,649	(15,568)
Interest added to certificate of deposit	(2,464)	(2,347)
Amortization of unearned consulting fees	232,000	329,449
Common stock warrants issued for investor relation services	—	194,035
Amortization of deferred gain on sale and leaseback of building	(112,721)	(102,629)
Share-based compensation	616,631	429,325
Deferred income taxes	(825,000)	-
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
Accounts receivable	(2,648,079)	(949,869)
Inventories	(280,528)	(100,407)
Prepaid expenses and other assets	167,524	(158,128)
Accounts payable	159,079	16,729
Accrued expenses and other current liabilities	812,257	212,261
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	**(42,047)**	**267,935**
INVESTING ACTIVITIES		
Decrease (increase) in restricted cash	167,508	(237,741)
Capital expenditures	(1,020,170)	(124,190)
NET CASH USED IN INVESTING ACTIVITIES	**(852,662)**	**(361,931)**
FINANCING ACTIVITIES		
Proceeds from exercise of stock options	96,600	1,400
Purchases of common stock for Treasury	(367,671)	-
Dividend paid on preferred stock	(7,200)	(15,200)
NET CASH USED IN FINANCING ACTIVITIES	**(278,271)**	**(13,800)**
Effect of exchange rate changes on cash	145,008	160,123
Net (decrease) increase in cash	**(1,027,972)**	**52,327**
Cash at beginning of year	1,827,393	1,775,066
CASH AT END OF YEAR	**$ 799,421**	**$ 1,827,393**
Supplemental Schedules of Non-cash Investing and Financing Activities:		
Common stock issued for payment of preferred stock dividends	$ 112,227	$ 150,026
Preferred dividends declared	11,201	11,201
Issuance of restricted stock to employees and consultants	624,118	839,800
Accrued expense incurred for restricted common stock granted to employees and consultants	71,453	130,912

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Principles of consolidation and nature of operations: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, The Female Health Company - UK and The Female Health Company - UK, plc. All significant intercompany transactions and accounts have been eliminated in consolidation. The Female Health Company ("FHC" or the "Company") is currently engaged in the marketing, manufacture and distribution of a consumer health care product known as the "FC Female Condom" in the U.S., and "femidom" or "femy" outside the U.S. The Female Health Company - UK, is the holding company of The Female Health Company - UK, plc, which operates a 40,000 sq. ft. leased manufacturing facility located in London, England, leases 1,900 sq. ft. of a manufacturing facility located in Selangor D.E., Malaysia pursuant to a lease which expires on December 31, 2007 and leases 16,000 sq. ft. of a manufacturing facility also located in Selangor D.E., Malaysia.

The product is currently sold or available in either or both commercial (private sector) and public sector markets in 116 countries. The product is marketed in 15 countries by various country-specific commercial partners. The Company's credit terms are primarily on a net 30-day basis.

Use of estimates: The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Significant accounting estimates include the following:

The market value of inventory is based on management's best estimate of future sales and the time remaining before the existing inventories reach their expiration dates.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition.

Cash concentration: The Company's cash is maintained primarily in two financial institutions, one located in London, England and the other in Clayton, Missouri.

Accounts receivable and credit risk: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Management also periodically evaluates individual customer receivables and considers a customer's financial condition, credit history, and the current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Inventories: Inventories are valued at the lower of cost or market. The cost is determined using the first-in, first-out (FIFO) method. Inventories are also written down for management's estimates of product which will not sell prior to its expiration date. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

Foreign currency translation and operations: In accordance with Financial Accounting Standards No. 52, *Foreign Currency Translation*, the financial statements of the Company's international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity and a weighted average exchange rate for each period for revenues, expenses, and gains and losses. Translation adjustments are recorded as a separate component of stockholders' equity as the local currency is the functional currency. Assets located outside of the United States totaled approximately $6,500,000 at September 30, 2007.

Equipment and furniture and fixtures: Depreciation and amortization are computed using primarily the straight-line method. Depreciation and amortization are computed over the estimated useful lives of the respective assets which range as follows:

Equipment	5 - 10 years
Office equipment	3 years
Furniture and fixtures	7 - 10 years

Depreciation on leased assets and leasehold improvements is computed over the lesser of the remaining lease term or the estimated useful lives of the assets. Depreciation on leased assets is included with depreciation on owned assets.

Patents and trademarks: The Company currently holds product and technology patents on the Female Condom in the United States, Japan, the United Kingdom, France, Italy, Germany, Spain, the European Patent Convention, Canada, the People's Republic of China, Brazil, South Korea and Australia. The Company has the registered trademark "FC Female Condom" in the United States and has trademarks on the names "femidom," "femy," "Reality," and others in certain foreign countries. Patents are amortized on a straight-line basis over their estimated useful life of 12 years. Patents and trademarks have no carrying value in the accompanying balance sheet at September 30, 2007.

Financial instruments: The Company has no financial instruments for which the carrying value materially differs from fair value.

Research and development costs: Research and development costs are expensed as incurred. The amount of costs expensed for the years ended September 30, 2007 and 2006, was approximately $209,000 and $211,000, respectively.

Restricted cash: Restricted cash relates to security provided to one of the Company's UK banks for performance bonds issued in favor of customers. Such security has been extended infrequently and only on occasions where it has been a contract term expressly stipulated as an absolute requirement by the funds' provider. The expiration of the bond is defined by the completion of the event such as, but not limited to, delivery of goods or at a period of time after product has been distributed.

Revenue recognition: The Company recognizes revenue from product sales when each of the following conditions has been met: an arrangement exists, delivery has occurred, there is a fixed price, and collectibility is reasonably assured.

Deferred Grant Income: The Company receives grant monies from the British Linkage Challenge Fund to help the Company defray certain expenses and the cost of capital expenditures related to a project. The Company allocates the grant monies received on a proportionate basis to expenses incurred and capital expenditures related to the underlying project. The deferred income will be recognized over the useful lives of the fixed assets when they are placed in service.

Adoption of Accounting Standard and Share-Based Compensation: Effective October 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 123 (revised), *Share-Based Payment* ("SFAS 123R"), which establishes standards for the accounting for equity instruments exchanged for employee services. Among its provisions, SFAS 123R requires the Company to recognize compensation expense for equity awards over the vesting period based on their grant-date fair value.

Prior to the adoption of SFAS 123R, the Company utilized the intrinsic-value based method of accounting under Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees* and related interpretations, and adopted the disclosure requirements of SFAS 123, *Accounting for Stock Based Compensation* (SFAS 123). Under the intrinsic-value based method of accounting, compensation expense for stock options granted to our employees was measured as the excess of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock.

Advertising: The Company's policy is to expense production costs in the period in which the advertisement is initially presented to consumers.

Income taxes: The Company files separate income tax returns for its foreign subsidiaries. Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (FAS 109), requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Earnings per share (EPS): Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon conversion of convertible preferred shares and the exercise of stock options and warrants and upon restrictions lapsing on contingent shares, for all periods.

Other comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as foreign currency translation adjustments, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Over the years, the Parent Company has financed the operations of its subsidiaries through an intercompany loan with The Female Health Company, plc. which was eliminated upon consolidation. The Company has designated the intercompany loan to be long-term in nature as prescribed by FAS 52. Further, the Company followed the guidance of FAS 52 paragraph 20. b. when translating the subsidiary's balance sheet for consolidation purposes. This paragraph states that "gains and losses on intercompany foreign currency transactions that are of a long-term investment nature (that is, settlement is not planned or anticipated in the foreseeable future) would not be included in the computation of net income when the entities to the transaction are consolidated."

Note 2. Inventories

The components of inventory consist of the following at September 30, 2007:

Raw material	$ 808,379
Work in process	273,704
Finished goods	358,499
Inventory, gross	1,440,582
Less allowance for obsolescence	(68,000)
Inventory, net	**$ 1,372,582**

Note 3. Acquired Intangible Asset

The Company follows SFAS 142, *Goodwill and Other Intangible Assets*. The following is a summary of acquired intangible assets at September 30, 2007:

	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:		
Patents	**$ 1,123,214**	**$ 1,123,214**

Amortization expense recognized on all amortizable intangible assets totaled $43,809 for the year ended September 30, 2006. As the patents were fully amortized as of March 31, 2006, no additional amortization expense was incurred subsequent to that date.

Note 4. Notes Payable and Long-Term Debt

Presently, the Company has two revolving notes with Heartland Bank that allow the Company to borrow up to $1,500,000 and expire July 1, 2008. The two notes total $1,500,000 and bear interest payable at a rate of prime plus 1% (prime rate was 7.75% at September 30, 2007). These notes are collateralized by substantially all of the assets of the Company. No amounts are outstanding under the revolving notes at September 30, 2007.

Note 5. Operating Leases and Rental Expense

During the year ended September 30, 2006, the Company renewed and expanded its U.S. lease agreement to 5,100 square feet of office space which expires October 31, 2011. The lease requires monthly payments of $6,486 plus real estate taxes, utilities, and maintenance expenses.

On December 10, 1996, the Company entered into what is in essence a sale and leaseback agreement with respect to its 40,000 square foot manufacturing facility located in London, England. The Company received $3,365,000 (£1,950,000) for leasing the facility to a third party for a nominal annual rental charge and for providing the third party with an option to purchase the facility for one pound during the period December 2006 to December 2027.

As part of the same transaction, the Company entered into an agreement to lease the facility back from the third party for base rents of $580,513 (£296,725) per year payable quarterly until 2016. The lease is renewable through December 2027. The Company was also required to make an initial security deposit of $483,168 (£268,125) which has been reduced to $198,793 (£97,500) and is included in other assets in the consolidated balance sheet at September 30, 2007. The facility had a net book value of $1,398,819 (£810,845) on the date of the transaction. The $1,966,181 (£1,139,155) gain which resulted from this transaction will be recognized ratably over the initial term of the lease. Unamortized deferred gain as of September 30, 2007, was $1,074,339 (£526,921).

On September 1, 2005, the Company entered into a lease agreement to utilize 1,900 square feet of a facility located in Selangor D.E., Malaysia, for warehousing and manufacturing FC2. The lease will expire on December 31, 2007. On September 1, 2007, the Company leased 16,000 sq. ft. of manufacturing space in Selangor D.E., Malaysia. The lease term is for three years at a monthly rate of $6,840 and may be renewed for two additional three year terms.

Details of operating lease expense, including real estate taxes and insurance, are as follows:

Years Ended September 30	2007	2006
Operating lease expense:		
Factory and office leases	$ 1,026,335	$ 832,547
Other	37,688	18,718
	$ 1,064,023	**$ 851,265**

The Company also leases equipment under a number of lease agreements which expire at various dates between March 2009 and May 2011. The aggregate monthly rental was $3,141 at September 30, 2007.

Future Minimum payments under operating leases consisted of the following at September 30, 2007:

	Operating Leases
2008	$ 773,572
2009	770,600
2010	771,228
2011	690,440
2012	612,259
Thereafter	2,544,914
	$ 6,163,013

Note 6. Income Taxes

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory Federal income tax rate to loss before income taxes as of September 30, 2007 and 2006 is as follows:

Years Ended September 30	2007	2006
Income tax expense at statutory rates	$ 295,000	$ 96,000
Nondeductible expenses	97,000	142,000
State income tax, net of federal benefits	(46,000)	(13,000)
Recognition of net operating loss, decrease in valuation allowance	(825,000)	–
Utilization of NOL carryforwards	(674,000)	(225,000)
Benefit of net operating loss not recognized, increase in valuation allowance	328,000	–
Income tax benefit	**$ (825,000)**	**$ –**

As of September 30, 2007, the Company had federal and state net operating loss carryforwards of approximately $43,565,000 and $23,461,000, respectively, for income tax purposes expiring in years 2008 to 2027. The benefit relating to $1,537,800 of these net operating losses relates to exercise of common stock options and will be credited directly to stockholders' equity when realized. The Company's UK subsidiary, The Female Health Company - UK, plc has UK net operating loss carryforwards of approximately $88,222,000 as of September 30, 2007. These UK net operating loss carryforwards can be carried forward indefinitely to be used to offset future UK taxable income.

Significant components of the Company's deferred tax assets and liabilities are as follows at September 30, 2007:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 14,812,000
State net operating loss carryforwards	1,877,000
Foreign net operating loss carryforwards	29,996,000
Foreign capital allowance	1,806,000
Other	71,000
Gross deferred tax assets	48,562,000
Valuation allowance for deferred tax assets	47,737,000
Deferred income taxes	**$ 825,000**

The valuation allowance increased by $149,000 and $1,089,000 for the years ended September 30, 2007 and 2006, respectively. Included in the valuation allowance increase in 2007 is a recognition of $825,000 of net operating loss carryforward.

Note 7. Share-based Compensation

Stock Option Plans

Under the Company's share-based long-term incentive compensation plans, the Company had granted non-qualified stock options to employees and consultants. The Company's 1997 Stock Option Plan expired December 31, 2006, and the Company no longer has shares available for issuance under any of its plans.

The Company adopted SFAS 123R in the first quarter of fiscal 2007 using the modified prospective approach. Under this transition method, the measurement of the Company's method of amortization of costs for share-based payments granted prior to, but not vested as of October 1, 2006, would be based on the same estimate of the grant-date fair value and the same amortization method that was previously used in our SFAS 123 pro forma disclosure. Financial statement amounts for prior periods presented in this Form 10-KSB have not been restated to reflect the fair value method granted of expensing share-based compensation. For equity awards granted after the date of adoption, the Company will amortize share-based compensation on a straight-line basis over the vesting term.

Compensation expense is recognized only for share-based payments expected to vest. The Company estimates forfeitures at the date of grant based on our historical experience and future expectations. Prior to the adoption of SFAS 123R, the effect of forfeitures on the pro forma expense amounts was recognized based on estimated forfeitures.

The effect of adopting SFAS 123R was to decrease operating income, income before income taxes and net income by $121,564 for the twelve months ended September 30, 2007. Share-based compensation is included in selling, general and administrative expenses in the statements of income. The adoption of SFAS 123R by the Company had no effect on basic and diluted earnings per share for the twelve months ended September 30, 2007. The adoption of SFAS 123R did not affect the Company's cash flows or financing activities. Upon adoption of SFAS 123R the Company reclassified amounts in unearned consulting fees and deferred compensation to additional paid-in capital.

The following table shows the effect on net income attributable to common stockholders for the twelve months ended September 30, 2006 had compensation expense been recognized based upon the estimated fair value on the grant date of stock option awards, in accordance with SFAS 123, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*:

Year Ended September 30, 2006	
Net income as reported	$ 120,778
Deduct: Total stock-based employee compensation expense determined under the fair value basis for all awards, net of related tax effects	(492,086)
Pro forma net loss	**$ (371,308)**
Earnings (loss) per share:	
Basic and diluted - as reported	**$ 0.01**
Pro forma	**$ (0.02)**

The Company granted 180,000 stock options during the fiscal year ended September 30, 2007. The Company did not grant any options during the fiscal year ended September 30, 2006. The table below outlines the weighted average assumptions for options granted during the fiscal year ended September 30, 2007.

Year Ended September 30, 2007	
Weighted average assumptions:	
Expected volatility	61.2%
Expected dividend yield	0%
Risk-free interest rate	5.10%
Expected term (in years)	10.0
Fair value of options granted	$ 0.95

During the fiscal year ended September 30, 2007, the Company used historical volatility of our common stock over a period equal to the expected life of the options to estimate their fair value. The dividend yield assumption is based on the Company's history and expectation of future dividend payouts on the common stock. The risk-free interest rate is based on the implied yield available on U.S. treasury zero-coupon issues with an equivalent remaining term.

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. To value option grants and other awards for actual and pro forma stock-based compensation, the Company used the Black-Scholes option valuation model. When the measurement date is certain, the fair value of each option grant is estimated on the date of grant and is based on the assumptions used for the expected stock price volatility, expected term, risk-free interest rates and future dividend payments.

The Company's stock options expire in 10 years and generally vest ratably over the thirty-six month vesting period.

Option Activity

The following table summarizes the stock options outstanding and exercisable at September 30, 2007:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at September 30, 2005	**2,660,980**	**$ 1.39**		
Granted	–	–		
Exercised	(1,000)	1.40		
Forfeited	(15,000)	2.40		
Outstanding at September 30, 2006	**2,644,980**	**$ 1.38**		
Granted	180,000	1.27		
Exercised	(69,000)	1.40		
Forfeited	(10,000)	2.70		
Outstanding at September 30, 2007	**2,745,980**	**$ 1.37**	**5.82**	**$ 2,421,683**
Exercisable at September 30, 2007	**2,619,370**	**$ 1.37**	**5.67**	**$ 2,299,208**

The aggregate intrinsic value in the table above is before income taxes, based on the Company's closing stock price of $2.35 on the last day of business for the period ended September 30, 2007. The total intrinsic value of options exercised during the year ended September 30, 2007 was $46,230.

Total unrecognized compensation cost for stock options as of September 30, 2007 was $120,000. This compensation cost will be recognized over a weighted average period of 2.1 years. The realized tax benefit from stock options and other share-based payments for the twelve months ended September 30, 2007 and the twelve months ended September 30, 2006 was $0, based on the Company's election of the "with and without" approach.

Restricted Stock

The Company issues restricted stock to employees and consultants. Such issuances may have vesting periods that range from one to two years or the issuances may be contingent on continued employment for periods that range from one to two years. In addition, the Company has issued stock awards to certain employees that contain vesting provisions or provide for future issuance contingent upon the achievement of pre-established performance targets.

A summary of the nonvested stock activity for the fiscal year 2007 is summarized in the table below:

Nonvested awards summary:	Shares	Weighted Average Grant-Date Fair Value
Outstanding at October 1, 2006	347,917	$ 1.48
Stock Granted	231,250	$ 1.61
Vested	468,333	$ 1.54
Forfeited	2,500	$ 1.26
Total Outstanding September 30, 2007	**113,333**	**$ 1.53**

The Company recognized share-based compensation expense for restricted stock of approximately $727,067 for the year ended September 30, 2007 and $952,809 for the year ended September 30, 2006. This expense is included in selling, general and administrative expenses for the respective periods.

As of September 30, 2007, there was approximately $173,629 of total unrecognized compensation cost related to nonvested restricted stock compensation arrangements granted under the incentive plans. This unrecognized cost will be recognized over the weighted average period of the next six months. The fair value of the shares that vested during the years ended September 30, 2007 and 2006 was $731,375 and $269,412, respectively.

Common Stock Purchase Warrants

The Company enters into consulting agreements with separate third-party professionals to provide investor relations services and financial advisory services. In connection with the consulting agreements, the Company granted 200,000 warrants to purchase common stock in 2006. The fair value of warrants was estimated at the date of grant using the Black-Scholes option pricing model assuming expected volatility of 61.2 percent, risk-free interest rate of 5.10 percent, expected life of ten years, and no dividend yield. The warrants were valued at $194,035 and recorded by the Company in selling, general and administrative expense. No warrants were issued in 2007.

At September 30, 2007, the following warrants were outstanding and exercisable:

	Number Outstanding
Warrants issued in connection with:	
Investor relations	200,000
Note payable, bank	340,000
Notes payable, related party	1,376,500
Outstanding at September 30, 2007	**1,916,500**

Warrants Outstanding and Exercisable

Range of Exercise Prices	Number Outstanding and Exercisable at 9/30/07	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price
$ 0.40 to $ 0.99	364,000	3.54	$ 0.40
1.00 to 1.99	12,500	2.38	0.72
2.00 to 3.10	1,540,000	4.29	1.69
$ 0.40 to $ 3.10	**1,916,500**	**4.13**	**$ 1.44**

Warrant Settlement Program

During the third quarter of fiscal 2007, the Company offered certain holders of warrants a program under which they could settle the warrants for fully vested common stock. The subject warrants had exercise prices ranging from $0.40 per share to $1.50 per share. Warrant holders who elected to participate in the program tendered 2,762,500 warrants to acquire 1,782,645 shares of common stock, which were issued during the third quarter. Since the fair value of the warrants tendered was greater than the value of the common stock received, no expense was recorded related to this program.

Note 8. Preferred Stock

The Company has 56,000 outstanding shares of 8 percent cumulative convertible Series 1 Preferred Stock. Each share of preferred stock is convertible into one share of the Company's common stock. Annual preferred stock dividends will be paid if and as declared by the Company's Board of Directors. No dividends or other distributions will be payable on the Company's common stock unless dividends are paid in full on the Series 1 Preferred Stock. The Series 1 Preferred Stock may be redeemed at the option of FHC, in whole or in part, subject to certain conditions, at $2.50 per share plus accrued and unpaid dividends. In the event of a liquidation or dissolution of the Company, the Series 1 Preferred Stock would have priority over the Company's common stock.

The Company issued 473,377 shares of Series 3 Preferred Stock to 11 investors during February 2004 and received $1,500,602 in proceeds. Each share of Series 3 Preferred Stock is convertible at any time into one share of the Company's common stock. Holders of shares of the Series 3 Preferred Stock are entitled to cumulative dividends in preference to any dividend on the Company's common stock at the rate of 10 percent of the original issuance price ($3.17 per share) per annum, payable quarterly at the Company's option in cash or shares of the Company's common stock. If dividends are paid in shares of common stock, the dividend rate will be equal to 95 percent of the average of the closing sales prices of the common stock on the five trading days preceding the dividend reference date. The dividend reference date means January 1, April 1, July 1, October 1 of each year. In the event of a liquidation or dissolution of the Company, the Series 3 Preferred Stock would have priority over the Company's common stock and holders of any other series of preferred stock of the Company. The Company may redeem any share of Series 3 Preferred Stock at any time that is after the second anniversary of the date of issuance of the share, provided that the redemption may not occur until the first day on or after the second anniversary of the date of issuance of such share in which the market value of the Company's common stock is at least 150 percent of the original issue price of $3.17 per share. The liquidation preference on the Series 3 Preferred Stock is $3.17 per share plus accrued and unpaid dividends.

Note 9. Employee Benefit Plans

Employee retirement plan

The Company has a Simple Individual Retirement Account (IRA) plan for its employees. Employees are eligible to participate in the plan if their compensation reaches certain minimum levels and are allowed to contribute up to a maximum of $13,000 annual compensation to the plan. The Company has elected to match 100 percent of employee contributions to the plan up to a maximum of 3 percent of employee compensation for the years ended September 30, 2007 and 2006. Annual company contributions were approximately $19,000 and $23,000 for 2007 and 2006.

Note 10. Industry Segments and Financial Information about Foreign and Domestic Operations

The Company currently operates primarily in one industry segment which includes the development, manufacture and marketing of consumer health care products.

The Company operates in foreign and domestic regions. Information about the Company's operations by geographic area is as follows (in thousands).

	Net Sales to External Customers		Long-Lived Assets	
Years Ended September 30	2007	2006	2007	2006
South Africa	$ 3,733 [1][2]	$ 1,161	$ —	$ —
Zimbabwe	4,096 [1]	1,065	—	—
United States	2,516 [3]	2,074	226	107
France	1,217	*	—	—
Brazil	*	2,718 [1]	—	—
Tanzania	*	754	—	—
Zambia	940	*	—	—
India	*	*	225	112
United Kingdom	*	*	315	269
Malaysia	*	*	864	307
Other	6,818	7,052	—	—
Total	**$ 19,320**	**$ 14,824**	**$ 1,630**	**$ 795**

* Less than 5% of total net sales

[1] Comprised of a single customer considered to be a major customer (exceeds 10% of net sales)

[2] This customer has approximately $1,028,000 of outstanding accounts receivable at September 30, 2007. No other customers had accounts receivable in excess of 10% of current assets at September 30, 2007.

[3] Comprised of multiple customers. One customer is considered to be a major customer (exceeds 10% of net sales) with sales accumulating approximately 12% of total sales.

Note 11. Contingent Liabilities

The testing, manufacturing and marketing of consumer products by the Company entail an inherent risk that product liability claims will be asserted against the Company. The Company maintains product liability insurance coverage for claims arising from the use of its products. The coverage amount is currently $5,000,000 for FHC's consumer health care product.

Note 12. Stock Repurchase Program

On January 17, 2007, the Company announced a Stock Repurchase Program under the terms of which up to a million shares of its common stock could be purchased during the subsequent twelve months. Through September 30, 2007, the Company has purchased 173,400 shares. The Board has approved the continuation of this program through December 31, 2008.

Issuer Purchases of Equity Securities: Details of Treasury Stock Purchases

January 1, 2007 - September 30, 2007

Total Number of Shares Purchased	Average Price Paid Per Share	Total Cash Outlay	Maximum Number of Shares that May Yet Be Purchased Under the Program
173,400	$ 2.12	$ 367,671	826,600

Note 13. Recent Accounting Pronouncements

In September, 2006, FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 developed a two-step process to evaluate a tax position and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for the Company beginning October 1, 2007. The Company has determined that the adoption of FIN 48 will not have a material effect on its consolidated financial statements.

SAB No. 108 Adoption and Evaluation

In September 2006, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 (SAB No. 108), *Considering the Effects of Prior Year Misstatements in the Current Year Financial Statements*. SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires an entity to evaluate misstatements using a balance sheet and income statement approach and evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative factors. The requirements of SAB No. 108 are effective for the Company's current fiscal year-end.

The Company's evaluation of SAB No. 108 has discovered an omission from a prior period. In September 2004, the Board of Directors extended the term of 400,000 warrants to purchase common stock for an additional two years. While the decision was properly recorded in the Board of Directors' minutes, the fair value of the extensions was not reflected in the Company's financial statements for the fiscal year ended September 30, 2004. The Company's retained loss and additional paid-in capital as of September 30, 2006 has been increased by approximately $137,000 to properly reflect the extensions' fair value under the guidance of SAB No. 108.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The requirements of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material effect on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company does not believe SFAS 159 will have a material effect on its consolidated financial statements.

SAB 109 expresses the current view of the staff that, consistent with the guidance in Statements No. 156, *Accounting for Servicing of Financial Assets*, and No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. However, in accordance with Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a separate and distinct servicing asset or liability is not recognized for accounting purposes until the servicing rights have been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. The SEC staff also cautions that this view is not intended to be applied by analogy to any other instrument that contains a nonfinancial element.

SAB 109 also indicated that the SEC staff believed that internally developed intangible assets, such as customer relationship intangible assets, should not be recorded as part of the fair value of a derivative loan commitment. SAB 109 retains that staff view and broadens its application to all written loan commitments that are accounted for at fair value through earnings. The SEC staff expects registrants to apply the guidance in the second preceding paragraph on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not believe SAB 109 will have an effect on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*, which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 (our Fiscal 2010). The Company does not believe SFAS No. 141R will have an effect on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* — an amendment of Accounting Research Bulletin No. 51, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No.160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 (our Fiscal 2010). The Company does not believe SFAS No. 160 will have an effect on the Company's consolidated financial statements.

Profile

The Female Health Company (FHC) is the maker of the FC Female Condom (FC1 and FC2), a revolutionary option offering women dual protection against both sexually transmitted diseases, including HIV/AIDS, and unintended pregnancy.

FHC was created as a worldwide company in February 1996 with the purchase of Chartex Resources Ltd., the holder of exclusive worldwide rights to FC1.

The corporation holds exclusive product and technology patents for FC1 in the United States, Australia, Brazil, Canada, France, Germany, Italy, Spain, the United Kingdom, the People's Republic of China, South Korea and Japan. Patents are pending for FC2.

FHC is the sole manufacturer and marketer of the FC1 and FC2 Female Condoms in the world. The Female Health Company and its partners currently market the Female Condom under FC Female Condom®, FC2 Female Condom®, Reality®, Femidom®, Femy®, and Care® in the rest of the world.

Product

The Female Condom is designed for use by women to help prevent HIV/AIDS, other sexually transmitted diseases and unintended pregnancy. Currently the Female Condom is available in two materials: FC1 is made of polyurethane and is manufactured in London. FC2 is made of a nitrile polymer and manufactured in Malaysia. Both versions of the Female Condom have a soft, thin sheath which lines the vagina and covers the labia during intercourse; the condom is held in place with a soft ring at each end.

Clinical studies in the United States and Japan show that FC1 is 95 percent to 98 percent efficacious in protecting against pregnancy when used correctly and consistently. Studies have shown FC1 to be a highly effective barrier to the viruses and bacteria that cause sexually transmitted diseases, including HIV/AIDS. Studies have shown that FC2 is functionally equivalent to FC1.

FC1 is currently sold or available through various channels in 116 countries. It is commercially marketed directly to consumers in 15 countries by various country-specific partners, including in the United States, the United Kingdom, Canada and France. Currently, public sector female condom programs in various stages are ongoing in over 90 countries. FC2 is available in 22 countries outside the United States.

Officers

[illegible]

William [illegible] Sargent, Jr.
Vice President [illegible]

[illegible]

Mary [illegible], Ph.D.
[illegible]

Jack Weissman
Vice President, U.S. Sales

[illegible]



Board of Directors

[illegible]

William [illegible] Sargent, Jr.
[illegible]

David [illegible]
Founder, Chairman
[illegible] Pharmaceuticals, Inc.
[illegible], New York

Stephen [illegible]
[illegible]
Insurance Processing Center
Milwaukee, Wisconsin

Mary Margaret [illegible], Ph.D.
Assistant Professor
University of Virginia
[illegible] Graduate School of Business
Charlottesville, Virginia

James [illegible] Keller
[illegible]

Michael [illegible]
[illegible]
Milwaukee, Wisconsin

Richard [illegible] Weninger
[illegible]
[illegible] Company, Inc.
Milwaukee, Wisconsin

Other Shareholder Information

Corporate Headquarters
[illegible]

Manufacturing Locations
[illegible]

World Wide Web Address
[illegible]

E-mail Addresses
[illegible]

Transfer Agent and Registrar
[illegible]

Independent Auditors
[illegible]

Legal Counsel
[illegible]
Milwaukee, Wisconsin

Stock Exchange Listing
[illegible]

Inquiries
[illegible]

Investor Relations
[illegible]

END